SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25
                       Commission file Number: 33-55254-01

                           Notification of Late Filing


                                  (Check One):

  [X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q  [ ] Form N-SAR

               For Period  Ended:  December  31, 1997
               [ ] Transition Report  on Form 10-K
               [ ] Transition  Report on Form 20-F
               [ ] Transition   Report  on  Form  11-K
               [ ] Transition  Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:



                           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



                           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         Part I - Registrant Information

                  Full Name of Registrant            Arrow Management, Inc.

                  Former Name if Applicable

                           3098 South Highland Drive, Suite 460
                  Address of Principal Executive Office (Street and Number)

                           Salt Lake City, Utah 84106
                  City, State and Zip Code

                        Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X]  (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                  Auditor is not done with the audit.

                           Part IV - Other Information

         (1) Name and telephone number of person to contract in regard to this notification.

                  Krista Nielson        801               485-7775
                  (Name)             (Area Code)      (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     Accurate amount of net income cannot be determined until audit is finished.
[ ] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Arrow Management, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     March 30, 1998             By      /s/ Krista Nielson
    -----------------------            -----------------------
                                            Krista Nielson



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                                 SMITH & COMPANY
                          CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS OF:                                      CRANDALL BUILDING SUITE 700
AMERICAN INSTITUTE OF                            10 WEST 100 SOUTH
     CERTIFIED PUBLIC ACCOUNTANTS                SALT LAKE CITY, UTAH 84101
UTAH ASSOCIATION OF                              TELEPHONE:     (801) 575-8297
     CERTIFIED PUBLIC ACCOUNTANTS                FACSIMILE:     (801) 575-8306
--------------------------------------------------------------------------------


March 28, 1998


Securities & Exchange Commission
Washington, DC 20549

Gentlemen:

We are the independent auditors of Arrow Management, Inc. This is to inform you that we have not yet completed the audit to be included in the Form 10-K filing.

We hope to issue our report in time to allow Arrow Management, Inc. to file its Form 10-K within 15 days of the original due date.

Very truly yours,

Smith & Company



By:  /s/ Roger B. Kennard
         Roger B. Kennard

Attachment: Form 12-b25

RBK/kod


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